Exhibit 8.1
Crowe LLP Independent Member Crowe Global 485 Lexington Avenue, Floor 11 New York, NY 10017-2619 Tel +1 212 572 5500 Fax +1 212 572 5572 www.crowe.com

November 5, 2021

Board of Directors

Ponce Bank Mutual Holding Company

PDL Community Bancorp

Ponce Bank

2244 Westchester Avenue

Bronx, New York 10462

Members of the Board of Directors:

Ponce Bank (“PB” or the “Bank”) has requested the opinion (“Opinion”) of Crowe LLP (“Crowe”) regarding certain federal, New York State, and Maryland income tax consequences for PB’s Plan of Conversion and Reorganization (the “Reorganization”, or the “Conversion”) from a mutual holding company structure into a capital stock form of organization. We have not considered any non-income tax or foreign, or state and local income tax consequences other than those items specifically addressed in our opinion, and, therefore, do not express any opinion regarding the treatment that would be given the Reorganization by applicable authorities on any federal, state, or local tax issues not specifically addressed herein. We also express no opinion on non-tax issues such as matters of corporate law or securities law. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering our opinion, we have relied upon the Plan of Conversion and Reorganization, signed Letter of Representation and the facts, information, assumptions and representations as contained in Form S-1 Registration Statement and the Plan of Reorganization as filed with the Securities and Exchange Commission (“SEC”) on November 5, 2021, including all exhibits attached thereto. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion. Capitalized terms have the meaning ascribed in the Plan of Reorganization and /or Form S-1

Statement of Facts

PB is a federally-chartered stock savings association headquartered in the Bronx, New York. Ponce Bank was originally chartered in 1960 as a federally-chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, PB changed its name to “Ponce De Leon Federal Savings Bank.” In 1997, PB changed its name again to “Ponce De Leon Federal Bank.” In 2017, PB adopted its current name. PB is designated as a Minority Depository Institution and a Community Development Financial Institution under applicable regulations and is a certified Small Business Administration (“SBA”) lender. PB’s business is conducted through its administrative office and 13 branch banking offices. The banking offices are located in Bronx (4 branches), Manhattan (2 branches), Queens (3 branches) and Brooklyn (3 branches), New York, and Union City (1 branch), New Jersey.

PB’s business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties, construction and land, and in business and consumer loans. PB also invests in securities, which

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Ponce Bank Tax Opinion

November 5, 2021

have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, as well as, mortgage-backed securities, corporate bonds and Federal Home Loan Bank of New York (the “FHLBNY”) stock. PB offers a variety of deposit accounts, including demand, savings, money markets and certificates of deposit.

Since September 2017 the company has operated as a public company in a two-tiered public mutual holding company structure. PDL Community Bancorp (“Bancorp”) is a federally-chartered, publicly-traded stock holding company and the parent company of the Bank and Mortgage World Bankers, Inc. (“Mortgage World”). At June 30, 2021, Bancorp had consolidated assets of $1.55 billion, deposits of $1.24 billion and stockholders’ equity of $171.9 million. Bancorp’s parent company is Ponce Bank Mutual Holding Company (“MHC”), a federally chartered mutual holding company. At June 30, 2021, Bancorp had 17,327,942 shares of common stock outstanding, of which 9,545,388 shares, or 55.1%, were held by MHC, and the remaining 7,782,554 shares, or 44.9%, were owned by the public, including the Employee Stock Ownership Plan and the Foundation.

The Reorganization

The boards of directors of MHC and Bancorp have approved the plan of Reorganization which must also be approved by the members of MHC (depositors and certain borrowers of PB) and the stockholders of Bancorp. A special meeting of members and a special meeting of stockholders have been called for this purpose.

The contemplated Reorganization consists of a series of transactions by which PB will reorganize its corporate structure from its current status as a mutual holding company structure to a stock holding company corporate structure pursuant to a plan of reorganization and stock issuance plan. Under these plans, PB will in essence, reorganize from a two-tier federal mutual holding company structure into a fully public stock holding company structure.

More specifically, it is contemplated that the Reorganization will be completed as follows –

1.	A new Holding Company, Ponce Financial Group, Inc. (“PFG”) will be organized as a First-Tier subsidiary of Bancorp, (the “Mid-Tier Holding Company”).

2.

MHC will merge with and into Bancorp with the Bancorp as the surviving entity (the “MHC Merger”), whereby the shares of Bancorp held by the MHC will be cancelled and the members of MHC will constructively receive liquidation interests in Bancorp in exchange for their ownership interests in MHC.

3.

Immediately after the MHC Merger, Bancorp will merge with and into PFG (“the Mid-Tier Merger”), with PFG as the surviving entity. As part of the Mid-Tier Merger, the liquidation interests in Bancorp constructively received by the members of MHC will automatically, without further action on part of the holders thereof, be exchanged for interests in the Liquidation Account and the Minority Shares will automatically, without further action on part of the holders thereof, be converted into and become the right to receive PFG Common Stock based on an Exchange Ratio.

4.	Immediately after the Mid-Tier Merger, PFG will offer for sale PFG Common Stock to the public (the “Offering”).

5.	PFG will contribute approximately 50% of the net proceeds of the Offering to the Bank in constructive exchange for the common stock of the Bank and the Bank Liquidation Account.

6.

As part of the Reorganization, each of the Minority Shares outstanding immediately prior to consummation of the conversion and Reorganization shall automatically, without further action on the part of the holders thereof, be converted into and become the right to receive PFG common stock based upon the Exchange Ratio. The basis for exchange of Minority Shares for PFG common Stock shall be fair and reasonable. Options to purchase shares of Bancorp common stock which are outstanding immediately prior to the consummation of the conversion and Reorganization shall be converted into options to purchase shares of PFG common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange

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Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged.

Following the conversion and Reorganization, the Liquidation Account will be maintained for the benefit of the Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their Deposit Accounts at the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder shall, with respect to his Deposit Account, hold a related inchoate interest in a portion of the Liquidation Account balance in relation to his Deposit Account balance at the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, or to such balance as it may be subsequently reduced, as hereinafter provided. PFG shall also cause the Bank to establish and maintain the Bank Liquidation Account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their Deposit Accounts at the Bank. As part of the conversion and Reorganization, all of the then- outstanding shares of Bancorp common stock owned by the Minority Stockholders will be converted into and become shares of PFG pursuant to the Exchange Ratio that ensures that after the conversion and Reorganization, Minority Stockholders will own in the aggregate the same percentage of PFG common stock as they held in Bancorp common stock immediately prior to the conversion and Reorganization, exclusive of Minority Stockholder purchases of additional shares of PFG common stock in the Offering and receipt of cash in lieu of fractional shares. As part of the conversion and Reorganization, additional shares of PFG common stock will be offered for sale on a priority basis to (i) depositors and eligible borrowers of the Bank, (ii) current shareholders of Bancorp, and (iii) to members of the public in the Offering.

As a result of the Conversion and Offering, PFG will be a publicly-held corporation, will register the PFG common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will be a wholly owned subsidiary of PFG and will continue to carry on its business and activities as conducted immediately prior to the Conversion, Reorganization and Offering.

The Stockholders of PFG will be the former Minority Stockholders of Bancorp immediately prior to the conversion and Reorganization, plus those persons who purchase shares of PFG in the Offering. Nontransferable rights to subscribe for PFG common stock have been granted, in order of priority, to Eligible Account Holders, the Bank’s tax qualified employee plans (“Employee Plans”), Supplemental Eligible Account Holders and certain depositors and borrowers of the Bank as of the Voting Record Date (“Other Members”). PFG will also offer shares of PFG common stock not subscribed for in the Offering, if any, for sale in a Community offering to the general public, with a preference given first to residents of the New York Counties of Bronx, Queens, Kings, and New York, and to the New Jersey County of Hudson, then to existing public shareholders.

Summary of Opinions

Based on the facts and representations set forth above and the analysis below, it is our opinion that:

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Federal Tax Opinions

1.	The merger of MHC with and into Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.
2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in MHC for liquidation interests in Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.

None of MHC, Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of MHC to Bancorp in constructive exchange for liquidation interests in Bancorp.

4.	The basis of the assets of MHC and the holding period of such assets to be received by Bancorp will be the same as the basis and holding period of such assets in MHC immediately before the exchange.
5.

The merger of Bancorp with and into PFG will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Bancorp nor PFG will recognize gain or loss as a result of such merger.

6.

The basis of the assets of Bancorp and the holding period of such assets to be received by PFG will be the same as the basis and holding period of such assets in Bancorp immediately before the exchange.

7.	Except for cash-in-lieu of fractional shares, current stockholders of Bancorp will not recognize any gain or loss upon their exchange of Bancorp common stock for PFG common stock.
8.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Bancorp for interests in the liquidation account in PFG.

9.

The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Bancorp for interests  in the liquidation account established in PFG will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.

Each stockholder’s aggregate basis in shares of PFG common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Bancorp common stock surrendered in the exchange.

11.

Each stockholder’s holding period in his or her PFG common stock received in the exchange will include the period during which the Bancorp common stock surrendered was held, provided that the Bancorp common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.

Cash received by any current stockholder of Bancorp in lieu of a fractional share interest in shares of PFG common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of PFG common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.

It is more likely than not that the fair market value of the nontransferable subscription rights to purchase PFG common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of PFG common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable

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income as the result of the exercise by them of the nontransferable subscriptions rights.
14.

It is more likely than not that the fair market value of the benefit provided by the liquidation account of Ponce Bank supporting the payment of the PFG liquidation account in the event PFG lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Ponce Bank liquidation account as of the effective date of the merger of PDL Community Bancorp with and into PFG.

15.

It is more likely than not that the basis of the shares of PFG common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the PFG common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by PFG on the receipt of money in exchange for PFG common stock sold in the offering.

New York State Tax Opinion

1.	It is more likely than not that the federal tax treatment of the Reorganization will be respected for purposes of the New York State Corporate Franchise Tax calculated on the basis of business income.

2.

It is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of computing the New York State Personal Income Tax of eligible account holders, supplemental eligible account holders and other members who are subject to the New York State Personal Income Tax as New York State residents.

Maryland Tax Opinion

1.	It is more likely than not that the federal tax treatment of the Reorganization will be respected in determining Maryland taxable income for purposes of the Maryland Corporation Income Tax.
2.

It is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of computing the Maryland Individual Income Tax of eligible account holders, supplemental eligible account holders and other members who are subject to the Maryland Individual Income Tax as Maryland residents.

I.	New York – Corporate Franchise Tax on Business Corporations

Effective for tax years beginning on or after January 1, 2015, the franchise tax on banking corporations under Tax Law Article 32 was repealed, and banking corporations became and now are subject to the franchise tax on general business corporations (“New York Corporate Franchise Tax”) under Tax Law Article 9-A. New York 2014-15 Budget Bill.

The New York Corporate Franchise Tax is imposed on a corporation for the privilege of exercising its corporate franchise, doing business, employing capital, owning or leasing property in New York in a corporate or organized capacity, maintaining an office in New York, or deriving receipts from activity in New York. N.Y. Tax Law §209(a). The term “corporation” includes: (a) an association within the meaning of IRC

§7701(a)(3) (including a limited liability company), (b) a joint-stock company or association, (c) a publicly traded partnership treated as a corporation for purposes of the IRC §7704 and (d) any business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument.

A corporation’s tax liability is the highest of three alternative bases: (1) business income, (2) capital and (3)

a fixed dollar minimum tax. N.Y. Tax Law §210(1). The scope of this opinion is limited to the consequences

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of the Reorganization on the computation of the business income and the fixed dollar minimum tax bases of the New York Corporate Franchise Tax.

In general, the tax on business income is calculated by reference to federal taxable income reported to the United States Treasury with certain modifications (entire net income), reduced by investment income and other exempt income, multiplied by the applicable tax rate. N.Y. Tax Law §208(8) and §210(1)(a).

Entire net income, a starting-point for computing business income, is defined as “total net income from all sources which shall be presumably the same as the entire taxable income, which, except as hereinafter provided in this subdivision, the taxpayer is required to report to the United States treasury department.” N.Y. Tax Law §208(9).

N.Y. Tax Law §208(9)(a) and (b) provide modifications and adjustments required in computing entire net income. There are no modifications or adjustments to entire net income relating to the IRC sections cited above.

Investment income is defined as “income, including capital gains in excess of capital losses, from investment capital, to the extent included in computing entire net income” less interest deductions. N.Y. Tax Law §208(6)(a)(i). The term “other exempt income” means the sum of exempt controlled foreign corporation income and exempt unitary corporation dividends. In computing investment income, exempt controlled foreign corporation income and exempt unitary corporation dividends, there are no modifications or adjustments applicable to transactions relating to investment income relating to the IRC sections cited above.

Based on the foregoing, with respect to the New York Corporate Franchise Tax calculated on the basis of business income, it is more likely than not that the Reorganization should be treated in the same manner as it is treated for federal income tax purposes.

The fixed dollar minimum tax is calculated by reference to New York receipts, which are receipts included in the numerator of the apportionment factor determined under N.Y. Tax Law §210-A for the taxable year. N.Y. Tax Law §210(1)(d)(1)(E). The apportionment factor is “a fraction, determined by including only those receipts, net income, net gains, and other items that are included in the computation of the taxpayer’s business income for the taxable year.” N.Y. Tax Law §210-A(1). Accordingly, since there is no effect on the computation of business income as a result of the Reorganization, it is more likely than not that the Reorganization will have no effect on the New York Corporate Franchise Tax calculated on a fixed minimum tax basis.

II.	New York – Personal Income Tax

The personal income tax is imposed on New York taxable income of all resident individuals (“New York Personal Income Tax”). N.Y. Tax Law §601. The New York taxable income of a resident individual is New York adjusted income, reduced by New York deductions and exemptions. N.Y. Tax Law §611(a).

New York adjusted income is calculated by reference to federal adjusted gross income reported for the taxable year with certain modifications. N.Y. Tax Law §612(a). New York deductions and exemptions from federal adjusted gross income are provided in N.Y. Tax Law §613 through § 616. There are no modifications or adjustments applicable to transactions relating to the IRC sections cited above. Therefore, it is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of the New York Personal Income Tax.

III.	Maryland – Corporation Income Tax

Maryland imposes a corporate income tax on Maryland taxable income (the “Maryland Corporation Income Tax”), which is defined as Maryland modified income as allocated (apportioned) to the state. Md. Code Ann. Tax-Gen. § 10-102 and § 10-301. Maryland modified income is “the corporation's federal taxable income for the taxable year as determined under the Internal Revenue Code” as adjusted under Part II of Subtitle

3 (Sections 10-305 through 10-310). Md. Code Ann. Tax-Gen. § 10-304. None of the adjustments in Part II

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of Subtitle 3 relate to the IRC sections cited above.

Based on the foregoing, with respect to the Maryland Corporation Income Tax, it is more likely than not that the Reorganization should be treated in the same manner as it is treated for federal income tax purposes.

IV.	Maryland – Individual Income Tax

Maryland imposes an income tax on every resident, based on Maryland taxable income, which is defined as Maryland adjusted gross income less exemptions and deductions. (the “Maryland Individual Income Tax”). Md. Code Ann. Tax-Gen. § 10-102 and § 10-201. Maryland adjusted gross income is defined as federal adjusted gross income as adjusted under Part II of Subtitle 2 (Sections 10-204 through 10-208). Md. Code Ann. Tax-Gen. § 10-203. None of the adjustments in Part II of Subtitle 2 relate to the IRC sections cited above.

Based on the foregoing, with respect to the Maryland Individual Income Tax, it is more likely than not that the Reorganization should be treated in the same manner as it is treated for federal income tax purposes.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Our opinion is as of November 5, 2021, and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date. We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth in this opinion.

The discussion and conclusions set forth herein are based upon the Internal Revenue Code, Treasury Regulations, New York State income tax statutes and regulations, Maryland income tax statutes and regulations and existing administrative and judicial interpretations thereof, as of November 5, 2021 all of which are subject to change. If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or releases, New York State income tax statutes and regulations, Maryland income tax statutes and regulations, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re- evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code, Treasury Regulations, New York State income tax statutes and regulations, Maryland income tax statutes and regulations as interpreted by court decisions, and by rulings and procedures issued by the Internal Revenue Service, the New York State Department of Taxation and Finance, and the Comptroller of Maryland as of the date of this letter.

The opinions expressed herein are not binding on any court or on the Internal Revenue Service (IRS), the New York State Department of Taxation and Finance, or the Comptroller of Maryland, and there can be no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold contrary to such opinions.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal, New York State, and Maryland income tax, effects of the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

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Ponce Bank Tax Opinion

November 5, 2021

We hereby consent to the filing of this Opinion as an exhibit to the Form S-1 Registration Statement filed with the SEC and as an exhibit to applications filed with respect to the Plan of Reorganization, as applicable.

Very truly yours,

Crowe LLP